Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 1, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	MVP Private Markets Fund

File Nos. 333-255412, 811-23656

Dear Mr. Burak:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the MVP Private Markets Fund (the “Fund” or “Registrant”).1

Prospectus Comments

Fee table (page 8)

1. Comment: Please explain the assumptions used for coming up with the estimate for the incentive fee.

Response: The Registrant assumed a gross return on invested assets of 16.5% and an expected cash level of 10%. Net of expected expenses, these assumptions result in a pre-incentive fee net return of 13.3%, which results in an incentive fee of 1.33%.

Expense Example (page 9)

2. Comment: Confirm or update the expenses in the Example for Class A & Class D.

Response: The Registrant will update the disclosure as requested to reflect the proper expense amounts as follows:

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

With Redemption	1 Year	3 Years	5 Years	10 Years
Class A	$101	$172	$265	$498
Class I	$58	$114	$192	$397
Class D	$94	$152	$232	$439

Without Redemption
Class A	$81	$172	$265	$498
Class I	$38	$114	$192	$397
Class D	$74	$152	$232	$439

SAI Comments

The Adviser (page 19)

3. Comment: Update the expense limit for Class D Shares to 1.25% as described in the prospectus.

Response: The Registrant confirms and will update the disclosure as requested.

Seed Financials (Note 4)

4. Comment: Update the expense limit for Class D Shares to 1.25% as described in the prospectus and correct the expiration date of the expense limitation agreement.

Response: The Registrant confirms and will update the disclosure prospectively in future financial statements as follows:

The Adviser, pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) has contractually agreed to reduce its fees and/or absorb expenses of the Fund, if required to ensure that Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, acquired fund fees and expenses, the Investment Management Fee and Incentive Fee) will not exceed 2.00%, 1.00% and 1.25% of the Fund’s average daily net assets, respectively for Class A, Class I and Class D Shares, respectively. The Expense Limitation Agreement will have a term ending one year from the date the Fund commences operations. The Adviser is permitted to recover, on a class-by-class basis, any fees waived and/or expenses reimbursed pursuant to the Expense Limitation Agreement to the extent that the Fund’s expenses in later periods fall below the lesser of (i) the expense limitation in effect at the time the fees and/or expenses to be recovered were waived and/or reimbursed and (ii) the expense limitation in effect at the time the Adviser seeks to recover the fees or expenses. The Adviser will not be entitled to recover any such waived or reimbursed fees and expenses more than three years after the date on which the fees were waived or expenses were reimbursed. The Adviser may not terminate this waiver arrangement without the approval of the Fund’s Board of Trustees. As of October 28, 2021, the amount recoverable by the Adviser under the Expense Limitation Agreement was $272,661.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer